UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March 2005

                        Commission File Number: 1-04307


                                HUSKY ENERGY INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
              -----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On March 18, 2005, Husky Energy Inc. issued a press release announcing it had filed its Annual Information Form, audited consolidated financial statements and related Management's Discussion and Analysis for the year ended December 31, 2004 with Canadian securities regulatory authorities on SEDAR. In addition, Husky Energy Inc. filed on EDGAR in the United States, its annual report on Form 40-F for the year ended December 31, 2004. The press release is attached hereto as Exhibit A.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             HUSKY ENERGY INC.



                                             By: /s/ James D. Girgulis
                                                 ------------------------------
                                                 James D. Girgulis
                                                 Vice President, Legal &
                                                 Corporate Secretary


Date: March 21, 2005

                                                                       EXHIBIT A
                                                                       ---------

N E W S   R E L E A S E
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                                                Expanding the Horizon

                                                             HUSKY ENERGY INC.

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For immediate release                                            March 18, 2005


                  HUSKY ENERGY FILES 2004 DISCLOSURE DOCUMENTS

CALGARY, ALBERTA - Husky Energy Inc. today filed its Annual Information Form
(AIF), audited consolidated financial statements and related Management's Discussion and Analysis for the year ended December 31, 2004 with Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (SEDAR). In addition, Husky has filed on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system in the United States its annual report on Form 40-F for the year ended December 31, 2004, which also includes Husky's AIF, audited consolidated financial statements and related Management's Discussion and Analysis.

The AIF includes the disclosure and reports relating to oil and gas reserves data and other disclosures for oil and gas activities required pursuant to National Instrument 51-101 of the Canadian Securities Administrators and by an order granted to Husky by the Canadian securities regulatory authorities. Copies of the AIF, audited financial statements and related Management's Discussion and Analysis may be accessed electronically from www.sedar.com.

Copies of the annual report on Form 40-F may be accessed electronically from www.sec.com. These documents may also be accessed electronically from Husky's website, www.huskyenergy.ca, or by e-mailing investor.relations@huskyenergy.ca.

HUSKY ENERGY IS A CANADIAN BASED INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS A PUBLICLY TRADED COMPANY WITH SHARES TRADING ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.


                                      -30-


For further information, please contact:
Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938





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707 8th Avenue SW, Box 6525, Station D, Calgary, Alberta T2P 3G7 (403) 298-6111